
OSLO BØRS

NewsWeb

Ticker: TOM
No of announcements: 5
From: 03.
Type of announcement: MANDATORY NOTIFICATION OF TRAD
To: 03.

21.02.06 07:41 Market=OB TOM **PURCHASE OF TREASURY SHARES** mandatory notification of trad

---

Tomra Systems ASA has today purchased 110,000 own shares at an average price of NOK 53.03 per share at the Oslo Stock Exchange. After this transaction TOMRA holds 4,608,000 own shares.

For further information please contact CFO Espen Gundersen, phone +47 97 68 73 01.

Asker, 20 February 2006
Tomra Systems ASA


06011690

dw 3/15


OSLO BØRS

NewsWeb

Ticker: TOM No of announcements: 5 From: 03.

Type of announcement: MANDATORY NOTIFICATION OF TRAD To: 03.

23.02.06 07:33 Market=OB **TOM PURCHASE OF TREASURY SHARES** mandatory notification of trad

Tomra Systems ASA has today purchased 305,000 own shares at an average price of NOK 54.19 per share at Oslo Stock Exchange. After this transaction, TOMRA holds 4,913,000 own shares.

For further information, please contact: CFO Espen Gundersen, phone +47 97 68 73 01.

Asker, 22 February 2006
Tomra Systems ASA


OSLO BØRS

NewsWeb

Ticker: TOM No of announcements: 5 From: 03.

Type of announcement: AGREEMENTS To: 03.

02.03.06 07:41 Market=OB **TOM ORDER FROM GERMANY** agreements

---

A German retailer has chosen TOMRA as one of its suppliers of reverse vending machines for non-refillable beverage containers. Consequently, TOMRA has received an initial order for 580 new machines to be placed in 365 stores in Germany. These machines will be delivered during the first half of 2006. The retailer also has an option to potentially equip 800 additional stores with reverse vending machines from TOMRA.

For further comments please contact President & CEO Amund Skarholt (+47 97 55 94 25) or VP Investor Relations Håkon Volldal (+47 97 71 99 73).

Asker, 1 March 2006
Tomra Systems ASA

06.03.06 07:39 Market=OB TOM **REDEMPTION OF OPTIONS GRANTED TO EMPLOYEES AND MANAGERS**

mandatory notification of trad

The Tomra Systems ASA Board has in accordance with proxies given at the Annual General Meetings of 22 April 2004 and 19 April 2005, redeemed vested options under the Group`s optionprograms for management and employees.

Management program 2004-2006
Out of 931,050 vested, not exercised options at a strikeprice of NOK33.10, 851,050 are today redeemed.

Management program 2005-2007
Out of 2,023,850 vested, not exercised options at a strikeprice of NOK27.73, 1,790,350 are today redeemed.

Employeeprogram 2003-2008
Out of 862,875 vested options at a strikeprice of NOK45.10, 345,317 are today redeemed.

Employeeprogram 2004-2009
Out of 450,801 vested options at a strikeprice of NOK40.10, 263,179 are today redeemed.

Employeeprogram 2005-2010
Out of 1,223,312 vested options at a strikeprice of NOK33.30, 859,185 are today redeemed.

There has not been any share issues as a consequence of the redemptions. For employees and managers wanting to take title to the shares, treasury shares held by the company have been sold. Total number of treasury shares sold equals 68,305 at an average price of NOK 30.93. Employees and managers wanting to collect the gain, will be compensated in cash, total NOK 93.8 million. The gain per option equals the difference between today`s closing price of NOK 55.50 and the strikeprices of NOK 27.73, 33.10, 33.30, 40.10 and 45.10 respectively.

Primary insiders
Included in the above figures are the following primary insiders (the number shows number of options redeemed, shareholding, and number of options kept after the redemption)

Espen Gundersen (100000 at a strike of 27.73, 0, 0)
Fredrik Witte (20000 at a strike of 33.10 and 50000 at a strike of 27.73, 1100, 0)
Greg Knoll (75000 at a strike of 33.10 and 95000 at a strike of 27.73, 0, 0)
Harald Henriksen (56000 at a strike of 33.10 and 65000 at a strike of 27.73, 0, 30000)
Heiner Bevers (15000 at a strike of 33.10 and 40000 at a strike of 27.73, 2000, 10000)
Håkan Erngren (30000 at a strike of 27.73, 0, 0)
Håkon Volldal (25000 at a strike of 27.73, 0, 0)
Karen Michelet (960 at a strike of 45.10 and 1020 at a strike of 33.30, 2020, 960)
Terje Hanserud (50000 at a strike of 33.10 and

20000 at a strike of 27.73, 44868, 50000)
Trond Johannessen (50000 at a strike of 27.73, 2000, 0)
Ragnhild Ringheim (4000 at a strike of 33.10 and 9750 at a strike of 27.73 and 1200 at a strike of 45.10, 0, 1200)

The redemption will not have any P/L-impact, as the Group accounts for the option programs in accordance with IFRS 2, where the calculated market value for the options is expensed over the vesting period.

From 2006, Tomra will not longer use options as incentives for its employees and managers and therefore no new option programs will be introduced. Instead a cash based bonus-systems tied to the Group financial performance will be launched. The number of exercised options has to be looked upon in this perspective.

For further information, please contact:
President and CEO Amund Skarholt +47 97 55 94 25

Asker, 3 March 2006
Tomra Systems ASA